Schedule A

Melco International Development Limited

Set forth below is a list of the directors and executive officers of Melco International Development Limited as of the date of this filing, their present principal occupations or employment, and citizenship. Information on the cover pages regarding the relationship among Melco International Development Limited, Melco Leisure and Entertainment Group Limited and Mr. Lawrence Yau Lung Ho is incorporated herein by reference.

Name	Present Business Address	Present Principal Occupation	Citizenship
Lawrence Yau Lung Ho	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Chairman, Chief Executive Officer and Executive Director of Melco International Development Limited and Chairman, Chief Executive Officer and Director of Melco Resorts & Entertainment Limited	Canada
Evan Andrew Winkler	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	President and Managing Director of Melco International Development Limited and Director and President of Melco Resorts & Entertainment Limited	United States of America
Chung Yuk Man	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director of Melco International Development Limited and Director of Melco Resorts & Entertainment Limited	Hong Kong Special Administrative Region of the People's Republic of China
Geoffrey Stuart Davis	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director and Chief Financial Officer of Melco International Development Limited and Executive Vice President and Chief Financial Officer of Melco Resorts & Entertainment Limited	United States of America
Tsui Che Yin, Frank	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Independent Non-executive Director of Melco International Development Limited	United Kingdom
Karuna Evelyn Shinsho	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Independent Non-executive Director of Melco International Development Limited	United States of America
Ko Chun Fung, Henry	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Independent Non-executive Director of Melco International Development Limited	Australia

Melco Leisure and Entertainment Group Limited

Set forth below is a list of the directors and executive officers of Melco Leisure and Entertainment Group Limited as of the date of this filing, their present principal occupations or employment, and citizenship. Information on the cover pages regarding the relationship among Melco International Development Limited, Melco Leisure and Entertainment Group Limited and Mr. Lawrence Yau Lung Ho is incorporated herein by reference.

Name	Present Business Address	Present Principal Occupation	Citizenship
Lawrence Yau Lung Ho	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Director of Melco Leisure and Entertainment Group Limited and Chairman, Chief Executive Officer and Director of Melco Resorts & Entertainment Limited	Canada
Evan Andrew Winkler	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Director of Melco Leisure and Entertainment Group Limited and Director and President of Melco Resorts & Entertainment Limited	United States of America
Chung Yuk Man	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Director of Melco Leisure and Entertainment Group Limited and Director of Melco Resorts & Entertainment Limited	Hong Kong Special Administrative Region of the People's Republic of China